K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

March 13, 2023
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Real Estate Securities Income Fund Inc. (the “Fund”) File Nos. 333-269347; 811-21421
Dear Ms. Rossotto:
On behalf of the Fund, we submit this letter in response to comments received in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 22, 2023, regarding the Fund’s registration statement (the “Registration Statement”) on Form N-2, which was filed with the Securities and Exchange Commission on January 20, 2023. Each of your comments is repeated below, followed by the Fund’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Amendment.

General
Comment 1: Please either confirm that any future rights offering will not involve any arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for the transaction described in the registration statement.
Response: The Fund confirms that any future rights offering will not involve any arrangements among the Fund, any underwriters and/or any broker dealer unless FINRA reviews the proposed underwriting terms or other arrangements for such future rights offerings.

Prospectus
Cover
Comment 2: On page 2, you have checked the box indicating “It is proposed that this filing will become effective...when declared effective pursuant to Section 8(c) of the Securities Act.” Section 8(c) is applicable only to post-effective amendments under the Securities Act. As this registration statement is not a post-effective filing under the Securities Act, please uncheck this box.

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

Response: The Fund has made the requested change.
Prospectus Summary
Other Information Regarding the Fund, Use of Proceeds (page 1)
Comment 3: In this section, the disclosure states “...the investment of the net proceeds [of an offer] may take up to six months from completion of an offer, depending on market conditions and the availability of appropriate securities.” Please disclose the specific reasons for a delay beyond 3 months. See, Form N-2, Item 7.2.
Response: The Fund has revised the disclosure to state that it may take up to three months to invest net proceeds rather than six months.
Investment Objectives and Policies (pages 1-2)
Comment 4: On page 2, in the third paragraph of this section, the disclosure references mortgage REITs and hybrid REITs. Please explain in the disclosure what these are.
Response: The Fund has added the following disclosure in the paragraph referenced:
An equity REIT invests primarily in the fee ownership or leasehold ownership of land and buildings and derives its income primarily from rental income. A mortgage REIT invests primarily in mortgages on real estate, which may secure construction, development or long-term loans, and derives its income primarily from interest payments on the credit it has extended. A hybrid REIT combines the characteristics of equity REITs and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate.
Comment 5: Please disclose the credit quality of the Fund’s debt portfolio. If the Fund invests in below investment grade debt, or in debt that would be below investment grade if it was rated, please disclose these investments are commonly known as “junk”.
Response: The Fund currently does not hold any debt securities and does not seek to invest in any particular credit range of debt securities.  The Fund does disclose in its Risk Factors section: “Below-investment grade quality debt securities are commonly referred to as ‘junk bonds.’”  The Fund has added the marked disclosure to the fourth paragraph of the Investment Objectives and Policies section:
Under normal market conditions, the Fund may invest up to 20% of its total assets in debt securities of any credit quality (including convertible and non-convertible debt securities), such as debt securities issued by real estate companies and U.S. government obligations.

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

Comment 6: Please disclose the market cap of the Fund’s equity investments.
Response: The Fund can invest in any equities of any market cap and does not seek to be a small cap, mid cap or large cap fund.  The Fund has added the following disclosure to the third paragraph of this section to clarify its ability and intent:
When investing in equity securities, the Fund may invest in entities of any market capitalization.
Comment 7: In the fourth full paragraph on page 2, the disclosure states “Under the 1940 Act, the Fund is permitted to issue debt up to 33 1/3% of its total managed assets or equity securities (e.g., preferred stock) up to 50% of its total managed assets [emphasis added].” Please use the defined term “Managed Assets” throughout the registration statement as that term is defined in Leverage, at the top of page 3.
Response:  The Fund has revised its registration statement where applicable to use the term “Managed Assets.”  The referenced sentence has been revised as follows:

Under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund is permitted to issue debt up to 33 1/3% of its ~~total managed assets~~Managed Assets (defined below) or equity securities (e.g., preferred stock) up to 50% of its ~~total managed assets~~Managed Assets.

Comment 8: On page 2, in the penultimate paragraph of this section, the disclosure states “As part of their fundamental investment analysis the portfolio managers consider ESG factors they believe are financially material to individual investments, where applicable, as described below [emphasis added].” However, there is no later disclosure elaborating on the portfolio manager’s application of ESG factors to the Fund’s investment strategy. Please include this in the disclosure, here or at an appropriate location in the registration statement. In doing so, please address how the assessment of ESG factors is integrated into the investment analysis and the types of investments the analysis is applied to. Please also briefly disclose the material ESG factors considered and the quantitative and qualitative factors analyzed in determining how they may be financially material to these investments. Your disclosure should address any material limits to the ESG analysis, including limits associated with data accuracy, availability and comparability.
Response: The Fund has replaced the phrase “as described below” with “as described in this paragraph” to clarify the location of the disclosure: “As part of their fundamental investment analysis the portfolio managers consider Environmental, Social and Governance (ESG) factors they believe are financially material to individual investments, where applicable, as described in this paragraph ~~below~~.”  The Fund provides context for the types of investments to which it applies ESG factors by disclosing that it does not apply ESG factors to investments to “certain derivative instruments, other registered investment companies, cash and cash equivalents.”

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

The Fund addresses limitations in the Adviser’s process in the introduction to the “Risks factors” section with the following disclosure:

The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the portfolio managers’ evaluation of issuer, political, regulatory, market, or economic developments. There can be no guarantee that the portfolio managers will be successful in their attempts to manage the risk exposure of the Fund or will appropriately evaluate or weigh the multiple factors involved in investment decisions, including issuer, market and/or instrument-specific analysis, valuation and ESG factors. Information used by the portfolio managers in their assessment of ESG factors, like other information used in their credit analysis discipline and security selection process, may not be readily available, complete, or accurate, which could negatively impact the Fund’s performance or create additional risk in the portfolio.

After a careful review, the Fund believes that the disclosure, with the clarification noted, is appropriate and accurately conveys that Fund’s investment analysis considers ESG factors alongside other investment factors rather than as a requisite filter.  As with other investment factors, in some cases ESG factors will be more important to financial analysis than in others and in certain instances may not be material to the financial analysis of an investment.  Including additional detailed disclosure regarding the quantitative and qualitative ESG factors or the method of application in isolation and without comparable detail for every other factor that may be considered could provide undue emphasize on that aspect of the portfolio managers’ investment analysis and could imply that the Fund pursues an “impact” or “sustainable” investment strategy, which it does not.  The Fund notes that its disclosure is consistent with that of other  funds that integrate consideration of financially material ESG factors in the Neuberger Berman fund complex and is consistent with the level of disclosure in other closed-end funds that consider ESG factors as part of their investment process.

Comment 9: Also in this paragraph the disclosure states “[t]he consideration of ESG factors does not apply to certain instruments, such as certain derivative instruments, other registered investment companies, cash and cash equivalents.” Will the Fund use derivatives (other than for hedging) and/or invest in other registered investment companies? If so, disclose. If the Fund uses derivatives, does it include them in its 80% test? If so, confirm to us the Fund will value those derivatives at market and not notional value.
Response: The Fund confirms that it uses derivatives primarily for hedging purposes and has not recently used, nor does it currently intend to use, derivatives for non-hedging purposes.  When evaluating how to measure the impact of derivatives for purposes of its 80% test, the Fund seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund.  Therefore, the Fund will not always use the market value of derivatives for purposes of calculating compliance with its 80% policy.

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

Leverage (page 2-3)
Comment 10: In the first paragraph of this section on page 2, in addition to the amount of leverage, please also disclose your actual leverage ratio as of a recent date.
Response: The Fund has included the requested disclosure.

Comment 11: Your disclosure indicates that leverage creates an opportunity for increased income and returns but also creates risks including “the likelihood of greater volatility in the NAV and market price” of your stock. The reference to greater volatility is unclear here. If you mean that leverage will increase Fund losses in declining markets state so clearly.
Response: The Fund has added the disclosure below following the referenced sentence:
For example, in declining markets, the use of leverage may increase the Fund’s losses.
Comment 12: Revise here, and in greater detail later in the registration statement, to more fully describe the material terms of your Credit Agreement. This description might address, for example:
•	Interest rates and other borrowing costs associated with the Agreement;
•	Any material restrictions placed on the Fund’s investments or activities;
•	What assets and the percentage of Fund assets that serve as collateral; and,
•	Any events or triggers that would require accelerated payment of the borrowings or that would require the Fund to liquidate one or more positions.
Response:  The Fund notes that it includes more detailed information about the Credit Facility in the “Use of Leverage and Related Risks” section of the Prospectus.  The Fund has included additional information about the Credit Facility in the “Leverage” section as well as a cross reference to the “Use of Leverage and Related Risks” section:
The Credit Facility currently includes a 5-year Term Loan of $30 million due September 2024 and an additional 180-day rolling line of credit for additional revolving loans of up to $70 million, of which, $30 million was drawn as of October 31, 2022. In connection with the Credit Facility, the Fund has granted a security interest in a substantial portion of its assets to the lending bank. The Credit Facility includes customary provisions regarding requirements to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default, and indemnification of the bank against liabilities it may incur in connection with the Credit Facility. The Credit Facility also includes customary covenants that, among other things, limit the Fund’s ability to incur additional debt. See “Use of Leverage and Related Risks.”

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

Risk Factors (page 5)
Comment 13: We note the Fund’s principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See, ADI 2019-08 - Improving Principal Risks Disclosure.
Response: While the Fund respects the Staff’s view on principal risk disclosure, the Fund believes its presentation of risks meets the requirements of Form N-2, which was recently updated in 2020.  Item 8.3 of Form N-2 discusses the requirement for disclosing the Fund’s risk factors and requires that the Fund disclose “the principal risk factors associated with investment in the Registrant specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure, or trading markets similar to the Registrant’s.” Form N-2 does not require that the risks be listed in any particular order.  The Fund believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  Furthermore, the Fund notes that ADI-2019-08, which discussed open-end fund disclosure under Form N-1A, states clearly that the update is not a rule, regulation or statement of the Commission.

The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  The Fund believes, particularly for a shelf registration statement that is intended to allow the Fund to act promptly to take advantage of episodic market opportunities, that predicting the relative priority of risks at such time in the future when an offering utilizing the shelf registration statement is appropriate given the market opportunities would be difficult.  The Fund notes, for example, that in 2020 the markets were completely upended by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “associated with investment in the Registrant” or a similar investment company. Under these circumstances, it would have been impossible to prioritize risks of investing in the Fund before the pandemic in a manner that properly took into consideration the global consequences of the pandemic.

The Fund notes that to provide additional context for the investor, it includes the following disclosure to the sections “Prospectus Summary — Risk factors” and “Risk Factors”:

The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the portfolio managers’ evaluation of issuer, political, regulatory, market, or economic developments. . . .

Each of the following risks, which are described in alphabetical order and not in order of any presumed importance, can significantly affect the Fund’s performance. The relative importance of, or potential exposure as a result of, each of these risks will vary based on market and other investment-specific considerations.

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

Comment 14: As you include High Portfolio Turnover as a principal risk of the Fund, please disclose that the “Fund may engage in active and frequent trading” as a principal strategy. If not a principal strategy, please consider whether disclosing this risk in this section is necessary.
Response: The Fund has added the following sentence to the last paragraph of the “Investment Objectives and Policies” section:
In addition, the Fund may engage in active and frequent trading, including during periods when the Fund needs to reduce leverage quickly and during periods of extreme market volatility.
Comment 15: Please review, and revise if appropriate, REITs and Other Real Estate Companies Risk in consideration of current events or trends that may impact your investments, strategy or the probity of existing investment models. It is unclear, for example, how work from home, higher interest rates, demographic changes, and other trends may impact the Fund. Please revise the risk factor to provide more tailored, specific disclosure as it relates to the Fund’s actual investments and strategies.
Response: The Fund has revised the referenced section as follows:
REITs and other real estate company securities are subject to risks similar to those of direct investments in real estate and the real estate industry in general, including, among other risks: . . . . lower occupancy rates and reduced demand for commercial and certain residential real estate, including as a result of “work-from-home” and hybrid work environment trends following the COVID-19 pandemic. . . .
Comment 16: Please revise Sector Risk, or include an additional risk, to disclose the risks associated with the Fund’s concentration in the U.S. real estate industry.
Response: The Fund has replaced the Sector Risk with the following:
Sector Risk. Although the Fund will not invest in real estate directly, because it concentrates its assets in the real estate industry your investment in the Fund will be closely linked to the performance of the real estate markets and the value of the Fund’s shares of Common Stock may change at different rates compared to the value of shares of a fund with investments in a mix of different sectors or industries. The Fund may at times emphasize particular sub-sectors of the real estate business—for example, apartments, regional malls, offices, infrastructure, industrial, and health care. As such, the Fund’s performance would be especially sensitive to developments that significantly affect those businesses.
Summary of Fund Expenses
Comment 17: The amounts presented in the Example appear to be calculated based on an investment of $10,000 rather than $1000. Please revise as appropriate. See, Form N-2, Item 3.

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

Response: The Fund has revised the amounts.

Statement of Additional Information
Comment 18: On page 1, the Fund’s fundamental policy #3 states “The Fund is non-diversified under the 1940 Act.” A footnote to this policy states “The Fund is currently a diversified fund.” If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.
Response:  The Fund confirms that it will obtain stockholder approval prior to any change of status to a non-diversified fund.
Exhibits
Form of Prospectus Supplement – Shares of Common Stock Issuable Upon the Exercise of Transferable Subscription Rights to Acquire Common Stock (Exhibit (t)(3))
Comment 19: The disclosure on the cover describing the ratio of number of shares per rights held is incomplete. Please confirm to us that the ratio of the offering will not exceed one new share for each three rights held.
Response: The Fund confirms that the ratio of the offering will not exceed one new share for each three rights held.
Comment 20: In the third line of page R-19, in Subscription Price, the disclosure states “The Fund, not investors in the Rights offering, will pay a dealer manager fee (sales load) on the Subscription Price.” Please disclose here that the sales load will thus be borne indirectly by all of the Fund’s Common Stockholders, including those who do not exercise their Rights.
Response:  The Fund has revised the disclosure to read as follow.
The Fund~~, not the investors in the Rights offering,~~ will pay a dealer manager fee (sales load) on the Subscription Price.  That dealer manager fee, along with all other costs of the offering, will be borne by the Fund and thus indirectly by the Fund’s Stockholders whether or not they exercise their Rights.
Comment 21: Please confirm the following conditions will be included in a prospectus supplement for any offer of transferable rights for common stock (See, generally, Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985) and Pilgrim Regional Bank Shares Inc. (pub. avail. (Dec. 11, 1991)):

Ms. Karen Rossotto
Securities and Exchange Commission
March 13, 2023

i.	The offering fully protects shareholders preemptive rights and does not discriminate among Stockholders (except for the possible de minimis effect of not offering fractional rights);
ii.	Management will use its best efforts to ensure an adequate trading market in the rights for use by Stockholders who do not exercise such rights;
iii.	The Board must make a good faith determination that the offering would result in a net benefit to existing Stockholders.
Response: The Fund confirms that the conditions listed above will be included in a prospectus supplement for any offer of transferable rights for common stock.
Comment 22: Please confirm the most recent versions of the Fund’s governing documents are included as Exhibits to the registration statement.
Response: The Fund confirms that the most recent versions of the Fund’s governing documents are included as Exhibits to the registration statement.
* * * * *

If you have any further comments or questions regarding the Fund’s responses, please contact me at (202) 778-9286 or jennifer.gonzalez@klgates.com.  Thank you for your attention to this matter.

Sincerely,

/s/ Jennifer R. Gonzalez